08028363

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG Sundal Collier, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Miller — (212) 371-4344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 3 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 8 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Douglas Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG Sundal Collier, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Nancy J. Cohen
Notary Public State of NY
No 01CO6134863
Qualified in New York County
My Commission Expires 10/11/09

2/26/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

****

ABG Sundal Collier Inc.
535 Madison Avenue, 17th fl • New York, NY 10022, USA
Tel. +1 212 605 3800 • Fax. +1 212 605 3801 • Reg. No.: 13-3626811 – member of SIPC and NASD
www.abgsc.com
Oslo (head office) Bergen Stockholm Copenhagen London New York

ABG SUNDAL COLLIER, INC.
(A Wholly-Owned Subsidiary of ABG Sundal Collier Holdings, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$23,516,420
RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER	329,444
RECEIVABLE FROM AFFILIATES, NET	192,428
INCOME TAX RECEIVABLE	171,584
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS (Net of accumulated depreciation and amortization of $835,902)	141,271
DEFERRED TAX ASSET—NET	180,179
OTHER ASSETS	231,504
TOTAL	$24,762,830

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued bonuses	$ 7,348,390
Accrued expenses and other liabilities	262,780
Total liabilities	7,611,170
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 500 shares issued and outstanding	5
Additional paid-in capital	2,951,463
Retained earnings	14,200,192
Total stockholder's equity	17,151,660
TOTAL	$24,762,830

The accompanying notes are an integral part of this financial statement.

1. GENERAL

ABG Sundal Collier, Inc. (the "Company") is a wholly- owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly- owned by ABG Sundal Collier, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivables from and deposit with clearing broker—The resulting net receivable from trade date transactions not settled as of December 31, 2007 and a deposit of $250,000 at the clearing broker are reflected as receivable from and deposit with clearing broker in the statement of financial condition.

Cash and Cash Equivalents—Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of seven days or less.

Furniture, Equipment and Leasehold Improvements—Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes—The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

New Accounting Developments—In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainties in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must presume the tax position will be examined by the relevant tax authority and determine whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the financial statement impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for this Statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The Statement also allows an entity to early adopt the Statement provided that the entity also adopts the requirements of SFAS No. 157. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 200 2007 were as follows:

Furniture	$ 132,021
Computer Equipment	337,091
Telephone Equipment	223,365
Leasehold Improvements	284,696
	977,173
Less accumulated depreciation and amortization	(835,902)
	$ 141,271

4. INCOME TAX

The major sources of temporary differences and their deferred income tax effects as of December 31, 2007 are as follows:

Deferred tax assets:	
Depreciation adjustment (noncurrent)	$ 52,508
Net operating loss carryforward ($56,400 current)	388,768
Less: Valuation allowance (noncurrent)	(261,097)
Net deferred tax assets	$ 180,179

A valuation allowance of $261,097 was established in prior years for the portion of the federal net operating loss carryforward which may not be utilized due to a prior ownership change. Based upon available evidence, it appears more likely than not that this particular element of the net deferred tax asset will not be realized.

The Company has approximate Federal, state and local income tax net operating loss carryforwards, which expire as follows:

Year Ending December 31,	Amount
2009	109,000
2012	411,500
	$ 520,500

The Company's effective tax rate differs from the statutory federal rate primarily due to state and local taxes.

5. RETIREMENT PLAN

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

6. COMMITMENTS AND CONTINGENCIES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

During the year ended 2005, the Company signed a new lease effective January 1, 2006 for the same office space it occupied. The new lease expires on December 31, 2015. In December 2006, the lease was modified and monthly payments increased effective January 1, 2006. In connection with the new lease agreement, the Company is required to maintain a $192,217 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

Future minimum annual lease payments under the noncancellable lease as of December 31, 2007 are as follows:

Year Ending December 31,	Minimum Rent
2008	$ 443,583
2009	410,143
2010	403,455
2011	434,490
2012	434,490
Thereafter	1,303,470
	$3,429,631

7. CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintained cash and money market account balances with financial institutions in excess of Federal insurable limits and is exposed to the credit risk resulting from this concentration of cash.

8. RELATED PARTY TRANSACTIONS

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance and other brokerage related services on behalf of the Company's customers.

The Company is allocated from ASA introducing fees, interest income and other income and certain common expenses for research, execution and management, which are paid by certain of the Company's international affiliates. Net introducing expenses commissions revenue of $166,315 remains payable to ASA as of December 31, 2007 and is included in receivables from affiliates in the statement of financial condition. Also included in the receivable from affiliates is $343,025 due from ABG Sundal Collier Real Estate, Inc. for expenses paid on their behalf.

Receivables from affiliates:	
Due from ABGSC Ltd London	$ 15,717
Due form ABGSC Real Estate	343,025
Total receivable from affiliates	358,742
Payable to ABGSC Norge, Oslo	(166,314)
Receivable from affiliates (net)	$ 192,428

The Company grants loans to selected officers and employees. At December 31, 2007, total receivable due from employees was $95,985, which is included in other assets in the statement of financial condition. All loans bear interest rates at Prime plus 1% per annum. Prime at December 31, 2007 was 7.25%.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2007, the Company had net capital, as defined, of $20,898,864 which was $20,703,694 in excess of its required net capital of $195,170. At December 31, 2007, the Company had aggregate indebtedness of $2,927,547. The ratio of aggregate indebtedness to net capital was 0.14 to 1.

10. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosure About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at market value. The recorded value of all other financial assets and liabilities is considered to approximate the fair value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

* *

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
ABG Sundal Collier, Inc.

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc. (the "Company"), as of December 31, 2007, that you are filing pursant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ABG Sundal Collier, Inc., as of December 31, 2007 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 25, 2008

END